UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Board of Directors minutes

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 5, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 5, 2021, at 2:30 pm, at the company’s headquarter, located on Av. Brigadeiro Luís Antônio, nr. 1,343, 9th. floor, in the City and State of São Paulo, with attendance also allowed via Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; and (vi) in relation to item 1 of the agenda, the president of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.
2.	The members of the Board of Directors approved the fees proposal of KPMG Auditores Independentes to provide auditing services for the 2021 financial statements, as proposed by the Executive Board and the Company's Audit and Risks Committee.

Notes: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

There being no further matters to discuss, the meeting was concluded and these minutes were written, read, passed, and signed by all Directors present.

Pedro Wongtschowski – Chairman
Lucio de Castro Andrade Filho – Vice-Chairman
Alexandre Teixeira de Assumpção Saigh
Ana Paula Vitali Janes Vescovi
Flávia Buarque de Almeida
Jorge Marques de Toledo Camargo
José Galló
José Luiz Alquéres
José Mauricio Pereira Coelho
Marcos Marinho Lutz
Otávio Lopes Castello Branco Neto
André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Board of Directors minutes)